SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of June 24, 2003


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                    4th Floor
                                  Regents Place
                                 338 Euston Road
                                     London
                                     NW1 3BT
                    (Address of principal executive offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                              Form 20-F X Form 40-F


  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
      Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                 Act of 1934.)


                                    Yes No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


                                                               Press enquiries:
                    Joe Kelly tel:+44 207 5436978; email: joe.kelly@marconi.com

                                                            Investor enquiries:
                 Heather Green tel: + 44 207 ; email: heather.green@marconi.com


                             Marconi Corporation plc

                             GRANT OF SHARE OPTIONS


LONDON - June 24, 2003 - Marconi Corporation plc (London: MONI) (the "Company") announces that it has granted options to acquire ordinary shares in the Company to its executive directors and senior managers as set out in its recent prospectus. The options that have been granted were under the Marconi Corporation plc Senior Management Share Option Plan described in full in that prospectus. The options were granted today 24, June 2003. The mid market closing price of a Marconi Corporation plc share on the day of the grant was 58.75p. Marconi will be accounting for these options in full compliance with UK GAAP. This will lead to a non-cash charge to the Company's P&L account in the current and next three financial years.

ENDS/...

Notes to Editors

Grants to Directors of Marconi Corporation plc

The directors of Marconi Corporation plc, whose names appear below, have notified the Company today (in accordance with section 324 of the Companies Act
1985) that, through the grant of options described above, they have acquired interests in the number of ordinary shares of 5 pence in the Company ("Shares") set against their respective names.


Name of           NUMBER OF            Date of     Total Exercise Price payable
Director             SHARES              grant                 for any exercise
                 subject to
                     option

Michael Parton   17,500,000      24 June, 2003                             GBP1


Michael Donovan  10,000,000      24 June, 2003                             GBP0


John Devaney      3,000,000      24 June, 2003                             GBP1


No consideration was paid for the grant of the Options which may become exercisable in various tranches during the period of 51 months after 19 May, 2004, subject to the satisfaction of the performance conditions applicable to the particular tranches. No Option which becomes exercisable may be exercised more than 10 years afters its date of grant.

UK GAAP

Current UK GAAP (UITF 17 and UITF 25) requires the difference between the share price at the date of grant and the price paid for the option to be spread over the performance period. National insurance contributions are also incurred on unapproved schemes.

About Marconi Corporation plc

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI.

Additional   information   about   Marconi   Corporation   can   be   found   at
www.marconi.com.

Copyright (c) 2003 Marconi Corporation plc. All rights reserved. All brands or product names are trademarks of their respective holders.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi Corporation plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 24 June 2003